Exhibit 99.10

Elemental Altus Royalties 2023 Full Year Results: Record Annual Revenue, Gold Equivalent Ounces, EBITDA, and Maiden Quarterly Profit

Vancouver, British Columbia--(Newsfile Corp. - April 17, 2024) - Elemental Altus Royalties Corp. (TSXV: ELE) (OTCQX: ELEMF) ("Elemental Altus" or the "Company") announces its operating and financial results for the fourth quarter and full year ended December 31, 2023.

For complete details, please refer to the Financial Statements and associated Management Discussion and Analysis ("MD&A") for the year ended December 31, 2023, available on SEDAR+ (http://www.sedarplus.ca) and the Company's website (www.elementalaltus.com). All amounts are in U.S. dollars unless otherwise indicated.

Full Year 2023 Highlights:

•	Record revenue of US$11.7 million and record adjusted revenue[1] of US$17.9 million, up 69% on 2022
•	Record Gold Equivalent Ounces[1] ("GEOs") of 9,122 ounces, up 56% on 2022
•	Record Operating Cash Flow plus Caserones dividends of US$6.1 million, up 894% on 2022, and record adjusted EBITDA[1] of US$9.8 million, up 47% on 2022
•	US$20 million of accretive royalty acquisitions

Fourth Quarter 2023 Highlights:

•	Record Q4 revenue of US$4.0 million and record adjusted revenue[1] of US$5.6 million, up 101% on Q4 2022
•	Record Q4 attributable GEOs[1] of 2,843 ounces, up 75% on Q4 2022
•	Record Operating Cash Flow plus Caserones dividends of US$2.2 million, compared with a loss in Q4 2022, and record Q4 adjusted EBITDA[1] of US$2.8 million, up 175% on Q4 2022
•	Maiden quarterly net profit of US$2.2 million, compared with a US$11.5 million loss in Q4 2022

2024 Outlook

•	Record guidance of 10,000 to 11,700 GEOs, representing at its midpoint a 19% increase on 2023 and top-line exposure to gold and copper prices
•	Significantly lower G&A expenditure following asset sales, which are also expected to generate milestone payments placing the company in a position to generate material cash flow
•	Repaid US$5 million debt in Q1 2024, leaving a strong balance sheet for royalty acquisitions with US$25 million undrawn on the credit facility and approximately US$10 million of cash as of April 16, 2024

Frederick Bell, CEO of Elemental Altus, commented:

"With the gold price hitting all-time highs and copper appreciating strongly, our cash-flowing royalty portfolio continues to provide investors with top-line exposure to commodity prices today. Our portfolio is leveraged approximately 70% to gold and 30% to copper where our 2024 guidance used prices of US$2,000 an ounce of gold and US$3.90 per pound of copper.

While the team continues to focus on NAV accretive deals with multiple opportunities being progressed, we are also able to improve the strength of the balance sheet and enhance the company's ability to execute on high priority transactions. As part of this strategy, we have realised US$3.5 million in cash through sales of non-core equity holdings and subsequently paid down US$5 million of debt reducing interest payments while still maintaining a strong cash balance.

With the recently announced 2024 guidance expected to result in a seventh consecutive year of revenue growth, Elemental Altus continues to deliver on key strategic milestones and we look forward to updating the market on continued progress in the near future."

FY 2024 and Q4 2024 Results

The following table sets forth selected financial information for the full year and three months ended December 31, 2023:

	Three months ended December 31,		Twelve months ended December 31,
	2023 $'000	2022 $'000	2023 $'000	2022 $'000
Total Revenue	3,960	2,573	11,744	9,639
Adjusted Revenue[1]	5,649	2,815	17,855	10,537
Operating Cash flows	981	296	1,993	(723)
Net profit / (loss)	2,178	(11,518)	(3,901)	(18,211)
Adjusted EBITDA[1]	2,766	1,005	9,831	6,683

	2023	2022	2023	2022
	GEO	GEO	GEO	GEO
Total GEOs[1]	2,843	1,621	9,122	5,834

Share Sales

In the first quarter of 2024, Elemental Altus received US$3.5 million from the sale of non-core equity holdings. The Company retains equity exposure through a number of public and private companies. Share sale proceeds were partially used to repay US$5 million of the Company's credit facility, leaving US$25 million drawn and US$25 million undrawn as at March 31, 2024.

Royalty Investments

Elemental Altus invested approximately US$20 million in new royalty investments in 2023, using approximately US$8.5 million in cash and the remainder in Company equity. Material accretive investments for the year include the US$10 million acquisition of an existing 0.68% net smelter return royalty on the Cactus Copper Project in Arizona operated by Arizona Sonoran Copper Company, a portfolio of development gold royalties, and two further royalties on the Caserones copper-molybdenum in Chile, operated by Lundin Mining, taking the Company's royalty to 0.473%.

On behalf of Elemental Altus Royalties Corp.

Frederick Bell

CEO and Director

Corporate & Media Inquiries:

Tel: +1 604 646 4527

Email: info@elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit: www.discoverygroup.ca or contact 604-646-4527.

TSX.V: ELE | OTCQX: ELEMF | ISIN: CA28619K1093 | CUSIP: 28619K109

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 10 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Qualified Person

Richard Evans, FAusIMM, is Senior Vice President Technical for Elemental Altus, and a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

Notes

1. Non-IFRS Measures

The Company has included certain performance measures which are non-IFRS and are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standard meaning under IFRS and other companies may calculate measures differently.

Royalty revenue is received at zero cost. Distributions from associates related to Elemental Altus' effective royalty on Caserones are received net of Chilean taxes and have no other costs.

Adjusted Revenue

Adjusted revenue is a non-IFRS financial measure, which is defined as including gross royalty revenue from associated entities holding royalty interests related to Elemental Altus' effective royalty on the Caserones copper mine. Management uses adjusted revenue to evaluate the underlying operating performance of the Company for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as revenue, investors may use adjusted revenue to evaluate the results of the underlying business, particularly as the adjusted revenue may not typically be included in operating results. Management believes that adjusted revenue is a useful measure of the Company performance because it adjusts for items which management believes reflect the Company's core operating results from period to period. Adjusted revenue is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. It does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Gold Equivalent Ounces

Elemental Altus' adjusted royalty, streaming, and other revenue is converted to an attributable gold equivalent ounce, or GEO, basis by dividing the royalty and other revenue from associates in a period by the average gold price for the same respective period, plus the net gold ounces received in the period from streaming investments. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. The production forecast was derived using information that is available in the public domain as at the date hereof, which included guidance and estimates prepared and issued by management of the operators of the mining operations in which Elemental Altus holds an interest. The production forecast is sensitive to the performance and operating status of the underlying mines. None of the information has been independently verified by Elemental Altus and may be subject to uncertainty.

There can be no assurance that such information is complete or accurate.

Adjusted EBITDA

Adjusted EBITDA excludes the effects of certain other income/expenses and unusual non-recurring items. Adjusted EBITDA is comprised of earnings before interest, taxes, depletion, including depletion and taxes relating to share of profit from associate, and share-based compensation. Management believes that this is a useful measure of the Company's performance because it adjusts for items which may not relate to underlying operating performance of the Company and/or are not necessarily indicative of future operating results.

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX- V.) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary note regarding forward-looking statements

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology.

Forward-looking statements and information include, but are not limited to, statements with respect to the date that the name change is expected to become effective, whether shareholders will be required by their broker to exchange their issued certificate for a new certificate or take any other action in connection to the name change, the Company's ability to deliver a materially increased revenue profile with a lower cost of capital, the future growth, development and focus of the Company, and the acquisition of new royalties and streams. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental Altus to control or predict, that may cause Elemental Altus' actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental Altus will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID- 19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Elemental Altus' expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental Altus for the year ended 31 December 2022. Elemental Altus undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/205822